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;EC Mai' Proce~sing Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 2 9 2012

Washington, DC
110

SEC FILE NUMBER
8- 65251





12013438

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/11___ AND ENDING ___12/31/11___
 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Geoffrey Richards Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___7570 S. Federal Hwy, Suite 3___
(No. and Street)

___Hypoluxo___   ___FL___   ___33462___
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Geoffrey D. Lioy___   ___561-586-0800___
                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Baum & Company, P.A.___
(Name – if individual, state last, first, middle name)

___605 Lincoln Rd Suite 210   Miami Beach   FL___   ___33139___
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _Geoffrey D. Looy_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Geoffrey Richards Securities Corp._ , as of _December 31st_ , 20 _11_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____


_____
Signature

Principal
_____
Title


_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GEOFFREY RICHARDS SECURITIES CORP.

FINANCIAL STATEMENTS

DECEMBER 31, 2011

TABLE OF CONTENTS

BAUM & COMPANY, P.A.
Certified Public Accountants
605 Lincoln Road – Suite 210
Miami Beach, Florida 33139
(305) 672-1230

INDEPENDENT AUDITOR'S REPORT

Geoffrey Richards Securities Corp.
Hypoluxo, Florida

We have audited the accompanying statement of financial condition of Geoffrey Richards Securities Corp. as of December 31, 2011 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Geoffrey Richards Securities Corp. at December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, III, and IV required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

February 23, 2012
Miami Beach, Florida

GEOFFREY RICHARDS SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Current Assets

Cash in bank and cash equivalents	$ 127,071
Marketable investments	18,563
Commission receivable	3,554
Total Current Assets	149,188

Other Assets

Clearing Agent Deposit	50,000
Total Assets	$ 199,188

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities

Accounts Payable and Accrued Expenses	$ 40,941
Total Liabilities	40,941

Stockholders' Equity

Common Stock, par value $.01; 10,000 shares authorized, 3,000 shares issued and outstanding	30
Additional paid-in-capital	138,297
Retained Earnings	19,920
Total Stockholders' Equity	158,247
Total Liabilities and Stockholders' Equity	$199,188

See accompanying notes to financial statements.

GEOFFREY RICHARDS SECURITIES CORP.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2011

Revenues	$ 952,155
Operating Expenses:	
Clearing charges	33,297
Professional fees	6,712
Compensation and commissions	424,016
Regulatory fees	35,223
General & Administrative Expenses	69,543
Total Operating Expenses	568,791
Net Income before Other Income	383,364
Other Income	
Interest Income	2
Net Income before Provision for Income Taxes	383,366
Provision for Income Taxes	- 0 -
Net Income	$ 383,366

GEOFFREY RICHARDS SECURITIES CORP.
STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2011

Cash Flows from Operating Activities:

Net Income	$ 383,366

Adjustment to reconcile net income
  to net cash provided by operating activities:

Decrease in commission receivable	121,479
Decrease in marketable securities	8,383
Decrease in accounts payable and accrued expenses	(51,280)
Net Cash provided by Operating Activities	461,948

Cash Flows from Financing Activities

Distributions to stockholders'	(416,704)
Total cash flows used for financing activities	(416,704)
Net increase in cash	45,244
Cash and Cash Equivalents - beginning	81,827
Cash and Cash Equivalents - ending	$ 127,071

GEOFFREY RICHARDS SECURITIES CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY

	Common Stock	Additional Paid In Capital	Retained Earnings
Balance - 12/31/10	$ 30	$ 138,297	$ 53,258
Net Income	- 0 -	- 0 -	383,366
Distributions to Stockholders	- 0 -	- 0 -	(416,704)
Balance - 12/31/11	$ 30	$ 138,297	$ 19,920

See accompanying notes to financial statements

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.)   Nature of Business

The Company was incorporated on February 5, 2002 in the State of Florida. The Company has registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA) as a non-carrying broker/dealer.

B.)   Cash Equivalents

For purposes of reporting cash flows, and cash and cash equivalents includes money market accounts and certificates of deposits and any highly liquid debt instruments purchased with a maturity of six months or less.

C.)   Income Taxes

The Company has made an election to be treated as an S Corporation under the Federal Income tax laws. Accordingly, the income of the Company is taxed directly to its stockholders. Therefore, no provision for income taxes has been made in the financial statements.

D.)   Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2011 and revenues and expenses for the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

F.)   Marketable Investments

The Company reflects its marketable investments at market in accordance with ASC 820.

G.)   Recent Accounting Pronouncements

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on the Company's result of operations, financial position or cash flows.

NOTE 2   <u>**RESTRICTIVE COVENANTS**</u>

FINRA imposes certain restrictions on the Company, the most significant of which are to maintain a minimum net capital of $100,000 and aggregate indebtedness, as defined, which does not exceed fifteen times net capital, as defined.

NOTE 3   <u>**SECURITIES AND EXCHANGE REQUIREMENTS**</u>

The statement of changes in liabilities subordinated to claims of general creditors has been omitted as the Company has no such liabilities.

NOTE 4   <u>**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3**</u>

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) of that Rule.

NOTE 5   <u>**COMMITMENTS**</u>

The Company executed a 36 month lease commencing on March 1, 2011. The annual rent incurred for the year 2011 was $ 20,146.25. The annual rent to be incurred for the subsequent two years commencing March 1, 2012 will be $21,000 and $ 21,600, respectfully.

NOTE 6   <u>**RELATED PARTIES**</u>

The shareholders of the Company receive compensation substantially in the form of corporate distributions and personal expenditures respectfully.

NOTE 7   <u>**SUBSEQUENT EVENTS**</u>

The Company has evaluated subsequent events from its year end through the date whereupon the financial statements were issued and has determined that there are no items to disclose.

GEOFFREY RICHARDS SECURITIES CORP

Schedule I
Supplemental Information
STATEMENT OF COMPUTATION OF CAPITAL REQUIREMENT
DECEMBER 31, 2011

Total Assets	$ 199,188
Less: Liabilities	40,941
Net Capital before other charges	158,247
Charges against capital	(480)
Net Capital	157,766

Schedule II
Supplemental Information
STATEMENT OF COMPUTATION OF BASIC CAPITAL REQUIREMENT
DECEMBER 31, 2011

Net Capital	$ 157,766
Net Capital Required	100,000
Excess Net Capital	$ 57,766

Schedule III
Supplemental Information
RECONCILIATION OF NET CAPITAL
DECEMBER 31, 2011

Net capital per Audited Financial Statements	$ 157,767
Net capital per Focus Report - Part II A	157,767
Net Difference	$ - 0 -

Schedule IV
Supplemental Information
COMPUTATION OF AGGREGATE INDEBTEDNESS
DECEMBER 31, 2011

Total Liabilities from Statement of Financial Condition $ 40,941

Percentage of aggregate indebtedness to net capital   25.95 %

BAUM & COMPANY, P.A.
Certified Public Accountants
605 Lincoln Road – Suite 210
Miami Beach, Florida 33139
(305) 672-1230

Board of Directors
Geoffrey Richards Securities Corp.

In planning and performing our audit of the financial statements of Geoffrey Richards Securities Corp., (the company), as of and for the year ended December 31, 2011, in accordance with auditing standards accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the (consolidated) financial statements, but not for the purpose of an opinion on the effectiveness of the Company's internal control.

Also as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of the Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and their practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to access whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-6(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies , in internal control that is less severe than a material weakness, yet important enough to merit attention with those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for the purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study we believe that the Company's practices and procedures, as described in the second paragraph of this report were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Security Exchange Act of 1934 in their regulation of registered brokers and dealers, and not intended to be and should not be used by anyone other than those specific parties.

February 23, 2012
Miami Beach, Florida

Baum + Company PA

FINAL COPY

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation
For the fiscal year ended __DECEMBER__ , 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065251   FINRA   DEC
GEOFFREY RICHARDS SECURITIES CORP   17*17
7570 S FEDERAL HWY STE 3
LANTANA FL 33462-6060

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

GEOFFREY D. LIDDY 561-586-0800

2. A. General Assessment (item 2e from page 2) $ 2,311.03

   B. Less payment made with SIPC-6 filed (exclude interest)   (1,119.54)
      8/29/2011
       Date Paid

   C. Less prior overpayment applied   (—)

   D. Assessment balance due or (overpayment)   1,191.49

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   —

   F. Total assessment balance and interest due (or overpayment carried forward) $ 1,191.49

   G. PAID WITH THIS FORM:
     Check enclosed, payable to SIPC
     Total (must be same as F above) $ 1,191.49

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GEOFFREY RICHARDS SECURITIES CORP.
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the 19th day of JANUARY , 20 12 .

PRINCIPAL
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
      Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning _01/01_ , 20 11
and ending _12/31_ , 20 11

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

$ _952,156_

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

N/A

(2) Net loss from principal transactions in securities in trading accounts.

—

(3) Net loss from principal transactions in commodities in trading accounts.

—

(4) Interest and dividend expense deducted in determining item 2a.

—

(5) Net loss from management of or participation in the underwriting or distribution of securities.

—

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

—

(7) Net loss from securities in investment accounts.

4,884

Total additions

4,884

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

7,557

(2) Revenues from commodity transactions.

—

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

25,069 50

(4) Reimbursements for postage in connection with proxy solicitation.

—

(5) Net gain from securities in investment accounts.

—

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

—

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

—

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

—

_____

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.

$ —

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).

$ —

Enter the greater of line (i) or (ii)

—

Total deductions

32,626. 50

2d. SIPC Net Operating Revenues

$ 924,413.50

2e. General Assessment @ .0025

$ 2,311. 03

(to page 1, line 2.A.)

2

BAUM & COMPANY, P.A.
Certified Public Accountants
605 Lincoln Road – Suite 210
Miami Beach, Florida 3313
(305) 672-1230

To the Board of Directors of Geoffrey Richards Securities Corp.
Hypoluxo, Florida

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC
Assessment Reconciliation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Geoffrey Richards Securities Corp. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Geoffrey Richards Securities Corp.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Geoffrey Richards Securities Corp.'s management is responsible for their compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments and balance due in Form SIPC-7 noting no differences and verified Geoffrey Richards Securities Corp. has paid its assessments in full;

2. Compared the amounts reported of on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared the adjustment reported on Item Nos. 2b(7) and 2c(1) in Form SIPC-7 against the amounts reported in Geoffrey Richards Securities Corp.'s Quarterly FOCUS Reports and the adjustment reported on Item No. 2c(3) against the amounts paid to RBC Capital Markets, a SIPC member, for clearance in connection with securities transactions as evidenced in each month's net settlement summary, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers as previously described supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you. This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 23, 2012
Miami Beach, Florida